AB 10/02

09042399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
SEP 25 2009
Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accumulation Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6172 North 28th Place
(No. and Street)

Phoenix (City) Arizona (State) 85106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/08

OATH OR AFFIRMATION

I, William J. Fairbank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accumulation Planning, Inc., as of September 23, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Terri L. Mason

Notary Public

OFFICIAL SEAL
TERRI L. MASON
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 27, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCUMULATION PLANNING, INC.

FINANCIAL STATEMENTS

For The Year Ended
June 30, 2009

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Independent Auditors' Report

To the Board of Directors of
Accumulation Planning, Inc.

We have audited the accompanying statement of financial condition of Accumulation Planning, Inc. as of June 30, 2009, and the related statements of operations and other comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accumulation Planning, Inc. at June 30, 2009, and the results of its operations and comprehensive income and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal + Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
September 23, 2009

ACCUMULATION PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2009

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 7,492
Marketable securities (Notes 1 and 2)	227,308
Deferred tax asset (Notes 1 and 5)	6,438
Total Current Assets	241,238
Furniture and equipment, net of accumulated depreciation (Notes 1 and 3)	-
Total Assets	$ 241,238

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 2,884
Accounts payable - related parties (Notes 6 and 8)	31,132
Advances from related party (Note 8)	3,233
Accrued interest (Note 8)	323
Income taxes payable (Notes 1 and 5)	7,753
Total Liabilities	45,325
Commitments and contingencies (Note 6)	-
Stockholder's Equity:	
Common stock - no par value	
100,000 shares authorized - 20,000 shares issued and outstanding	20,000
Retained earnings	149,103
Accumulated other comprehensive income (Note 2)	26,810
Total Stockholder's Equity	195,913
Total Liabilities and Stockholder's Equity	$ 241,238

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For The Year Ended June 30, 2009

Revenues:	
Commissions	$ 18,600
Dividend and other investment income	13,609
Realized loss on sale of marketable securities	(38,335)
Total Revenues	(6,126)
Expenses:	
General and administrative expenses	52,007
Interest expense (Note 8)	323
Total costs and expenses	52,330
Loss before income taxes	(58,456)
Income tax benefit (expense): (Notes 1 and 5)	
Current	(1,335)
Deferred	14,000
	12,665
Net loss	(45,791)
Other Comprehensive Income, Net of Income Taxes:	
Unrealized gain on marketable securities	18,402
	18,402
Comprehensive loss	$ (27,389)

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2009

	Common Stock			Accumulated Other
	Shares	Amount	Retained Earnings	Comprehensive Income
Balance at June 30, 2008	20,000	$ 20,000	$ 194,894	$ 8,408
Net loss	-	-	(45,791)	-
Other comprehensive income:				
Change in unrealized gain on marketable securities	-	-	-	18,402
Balance at June 30, 2009	20,000	$ 20,000	$ 149,103	$ 26,810

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2009

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net loss	$ (45,791)
Adjustments to reconcile net loss to net cash used by operating activities:	
Reinvestment of dividend income	(11,358)
Realized loss on sale of marketable securities	38,335
Deferred income tax benefit	(14,000)
Changes in Assets and Liabilities:	
Accounts payable	264
Accounts payable - related parties	25,732
Accrued interest	323
Prepaid expenses	650
Income taxes payable	1,335
Net cash used by operating activities	(4,510)
Cash flows from investing activities:	
Proceeds from sale of marketable securities	160,274
Payments for purchase of marketable securities	(188,785)
Net cash used by investing activities	(28,511)
Net decrease in cash and cash equivalents	(33,021)
Cash and cash equivalents at beginning of year	40,513
Cash and cash equivalents at end of year	$ 7,492
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Supplemental non-cash investing and financing activities:	
Increase in unrealized gain on marketable securities	$ 18,402

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Accumulation Planning, Inc. (the "Company") was incorporated under the laws of the State of Arizona on July 21, 1983. On August 23, 1983, the Company registered with the Securities and Exchange Commission as a broker-dealer under the requirements of Section 15(b) of the Securities Exchange Act of 1934. The Company acts as an introducing broker-dealer and forwards client transactions to direct participation plans, real estate limited partnerships and mutual funds, that carry such accounts; therefore, no customer accounts are reflected in the financial statements. The Company is exempt from the provisions of Rule 15c3-3.

Revenues

Commission revenue consists of commissions earned through the sale of units in mutual fund shares and interest in direct participation plans. Commission revenue is recognized on a trade-date basis as securities transactions occur.

Dividend and other investment income are recognized when received.

Commissions Paid

Commissions are recorded as an expense to registered representatives on a trade-date basis as securities transactions occur.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are carried at fair value. Net unrealized gains and losses are not recognized in the period in which they are incurred, but are recorded as an adjustment to stockholder's equity until the underlying securities are disposed of by sale or otherwise. Realized gains and losses are calculated using the average cost at the date of disposal.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") effective July 1, 2008 for financial assets and liabilities measured on a recurring basis, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2, which defers the effective date of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date.

This statement also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly in active markets; and (Level 3) unobservable inputs in which there is little or no market.

The Company's assets carried at fair value measured on a recurring basis are as follows at June 30, 2009:

Marketable securities	$	227,308
Quoted prices in an active market for indentical securities (Level 1)	$	227,308
Significant other observable inputs (Level 2)	$	-
Significant unobservable inputs (Level 3)	$	-
Total gains attributable to unrealized gains in other comprehensive income	$	18,402

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated methods used for income tax purposes, which management believes is not materially different than methods used in accordance with generally accepted accounting principles. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. As the Company's assets are fully depreciated, no depreciation expense was recorded for the year ended June 30, 2009.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income taxes include the estimated income taxes relating to unrealized gains on marketable securities. Interest and fees associated with unrecognized tax benefits, if any, are classified as additional income taxes in the statement of operations and other comprehensive income.

Note 2
Marketable Securities

At June 30, 2009, the Company had several investments, including mutual funds and common stock, carried as available-for-sale securities. Available-for-sale securities are equity securities purchased and held for the purpose of selling over an undetermined period, and are reported at fair value, with unrealized gains and losses reported as a separate component of stockholder's equity.

As of June 30, 2009, the Company had available for sale securities, as follows:

	Cost	Gross Unrealized Gains	Fair Value
Mutual Funds	$ 151,820	$ 25,593	$ 177,413
Common Stock	41,117	8,778	49,895
	$ 192,937	$ 34,371	$ 227,308

During the year ended June 30, 2009, the mutual funds earned $12,979 in dividend income. During the year ended June 30, 2009, the common stock earned $630 in dividend income. The Company had $38,335 in realized losses on sales of marketable securities during the year ended June 30, 2009. The Company reclassified total unrealized losses of $4,140 into operations during the year ended June 30, 2009 from the sale of marketable securities.

Note 3
Property and Equipment

As of June 30, 2009, property and equipment consists of the following:

Computer equipment	$ 9,740
Furniture and fixtures	5,000
	14,740
Less: accumulated depreciation	(14,740)
	$ -

Note 4
Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2009, the Company's computed net capital of $131,166 which exceeded required net capital of $5,000 by $126,166. At June 30, 2009, the Company's ratio of aggregate indebtedness to net capital was .36 to 1.

Note 5
Provision for Income Taxes

The components of income tax expense are as follows:

Federal deferred income tax benefit	$ 14,000
State income tax expense	(50)
Penalties and interest	(1,285)
	$ 12,665

At June 30, 2009, income taxes payable include the following:

Federal income taxes payable	$ 2,914
State income taxes payable	3,554
Penalties and interest	1,285
	$ 7,753

Note 5
Provision for Income Taxes (Continued)

At June 30, 2009, the deferred tax asset consists of the following:

Operating loss carryforwards	$ 5,779
Capital loss carryforwards	8,220
Unrealized gain on marketable securities	(7,561)
	$ 6,438

For the year ended June 30, 2009, the Company's effective income tax rate is lower than what would be expected if the Federal and State statutory rates were applied to income from operations, primarily because of Federal exclusions for dividends received from domestic corporations and meals and entertainment.

The Company's net operating loss carryforwards of approximately $28,000 expire on June 30, 2029 for federal income tax purposes and June 30, 2014 for state income tax purposes. The Company's capital loss carryforwards of approximately $38,000 expire on June 30, 2014 for both state and federal tax purposes.

The Company adopted the provisions of FASB Interpretation No. 48 (FIN-48), Accounting for Uncertainty in Income Taxes, on July 1, 2007. The implementation of FIN-48, did not have any effect on the Company's financial position or results of operations. The Company believes it has no tax positions for which the ultimate deductibility is highly uncertain.

Note 6
Commitments and Contingencies

Deferred Compensation

An affiliate of the Company pays a retirement benefit to the president/sole stockholder and a former employee for present and past services. The retirement benefit is allocated based on several companies owned by the Company's president/sole stockholder, including Accumulation Planning, Inc. The related entity is reimbursed by Accumulation Planning, Inc. for one-half of the total amount of deferred compensation paid by the affiliate to the president/sole stockholder and the former employee.

Currently, the affiliate pays $900 per month for the former employee. There is no formal retirement plan or obligation for the past years of service by the employee. However, the Company has agreed to be responsible for 50% of the retirement benefit paid through June 30, 2009.

Currently, the affiliate pays $1,300 per month for the president/sole stockholder. There is no formal retirement plan or obligation for the past years of service by the president/sole stockholder. However, the Company has agreed to be responsible for 50% of the retirement benefit paid through June 30, 2009.

Note 6
Commitments and Contingencies (Continued)

As of June 30, 2009, the Company owes the affiliate $10,800 for previously accrued retirement benefits. However, no additional post employment liability has been recorded in the accompanying financial statements for this obligation as the payment is deemed to be voluntary on the part of the Company.

Note 7
Concentrations and Credit Risks

Concentrations and Credit Risks

The Company has a concentration of risk related to its reliance upon the sales of securities. Downturns in the market could severely impact revenues.

Commissions are earned primarily through the personal efforts of the Company's principal stockholder.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. As of June 30, 2009, the Company had no exposure to loss in this area as it had no short positions.

The Company does not maintain bank accounts with balances in excess of federally insured limits.

Note 8
Related Party Transactions

Related Party

The Company is wholly-owned by the William J. Fairbank, Jr., Trust. Mr. Fairbank is the Trustee and is also the President and Treasurer of the Company. Mr. Fairbank acts as a registered representative of the Company and executes transactions on behalf of customers for which the Company is paid commissions. During the year, Mr. Fairbank controls and operates other affiliated businesses. The existence of that control could result in operating results or financial position of the Company significantly different from those that would have been obtained if the entities were autonomous.

Note 8
Related Party Transactions (Continued)

Accounts Payable – Related Party

The Company's operations are conducted from the premises of Mr. Fairbank for which no rental expense is recorded. However, the majority of other incrementally incurred business costs and expenses of the Company incurred by him are recorded, such as telephone, travel, business meals, and automobile. The Company also reimbursed Mr. Fairbank for medical insurance premiums and uninsured medical expenses. Mr. Fairbank was not paid any commissions or other compensation by the Company during the current fiscal year. During the year ended June 30, 2009 the Company made payments to one of the affiliated businesses totaling $12,546 for the reimbursement of expenses.

At June 30, 2009, the Company had accounts payable due to the affiliated business totaling $31,132.

Advances from Related Party

At June 30, 2009, a note payable in the amount of $3,233 was owed to William J. Fairbank, Jr. The note payable is due on demand and has an interest rate of 10%.

During the year ended June 30, 2009, interest expense was incurred on the advances from related party in the amount of $323 which is accrued for in full as of June 30, 2009.

Note 9
Subsequent Events

The Company has evaluated subsequent events through September 23, 2009, which is the date the financial statements were available to be issued. No material events have occurred since the balance sheet date of June 30, 2009.

SUPPLEMENTAL INFORMATION

SCHEDULE I

ACCUMULATION PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

	Per Audited Financial Statements	Per Unaudited X-17A-5 Part IIA
Net Capital:		
Total Stockholder's Equity	$ 195,913	$ 230,398
Non-Allowable Assets	(6,438)	-
Net Capital Before Haircuts on Securities Position	189,475	230,398
Haircuts Computed Pursuant to Rule 15c3-1		
Mutual funds and common stock	35,098	30,815
Undue concentration	23,211	-
Total Haircuts on Securities	58,309	30,815
Net Capital	$ 131,166	$ 199,583
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	2,884	$ 11,985
Accounts payable - related parties	31,132	-
Income taxes payable	7,753	-
Accrued interest	323	-
Advances from related party	3,233	8,633
Total Aggregate Indebtedness	$ 45,325	$ 20,618
Minimum Net Capital Requirement		
(6 2/3% of Aggregate Indebtedness)	$ 3,021	$ 1,374
Minimum Dollar Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Requirement (Greater of Above)	$ 5,000	$ 5,000
Net Capital in Excess of Requirement	$ 126,166	$ 194,583
Amount in Excess of Minimum Net Capital at 1000%	$ 126,634	$ 197,521
Ratio: Aggregate Indebtedness to Net Capital	.36 to 1	.10 to 1

SCHEDULE I (Continued)

ACCUMULATION PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
June 30, 2009

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as of June 30, 2009

Net Capital Per Focus Report	$	199,583
Changes resulting from audit adjustments:		
Decreases in accounts payable		9,101
Increase in accounts payable - related parties		(31,132)
Increase in income taxes payable		(7,753)
Increase in accrued interest		(323)
Decrease in advances from related party		5,400
Decrease in cash and cash equivalents		(38,090)
Increase in marketable securities		21,874
Increase in deferred tax asset		6,438
Increase in haircuts for undue concentrations		(23,211)
Increase in haircuts for marketable securities		(4,283)
Increase in non-allowable assets		(6,438)
Total audit adjustments		(68,417)
Net Capital Per Audit Report	$	131,166

SCHEDULE II

ACCUMULATION PLANNING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
Accumulation Planning, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and the supplemental schedules of Accumulation Planning, Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Accumulation Planning, Inc. as of and for the year ended June 30, 2009, and this report does not affect our report thereon dated September 23, 2009. The material weaknesses noted during our audit consisted of various accounts not being adjusted on a monthly basis, and therefore the financial statements were not properly prepared in accordance with generally accepted accounting principles. Accordingly, the quarterly FOCUS Reports submitted to the Financial Industry Regulatory Authority (FINRA) are also inaccurate. Based on our audit we also noted that unrealized gains and losses on marketable securities, accounts payable and accrued income taxes were not properly reconciled on a monthly basis in the financial statements.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
September 23, 2009